Exhibit 99.52

Volaris announces the appointment of the Internal Audit Director, Corporate Controller and Compliance Director, and IT and Corporate Transformation Director

Mexico City, Mexico. October 30, 2020 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico, the United States and Central America, announces the following appointments to its executive team effective as of November 1, 2020.

Alejandro Alba Molina, former Internal Audit Director, has been promoted and appointed as Corporate Controller and Compliance Director, replacing Carlos Alberto González López, who will be promoted to assume the position of IT and Corporate Transformation Director. For additional information on Mr. Alba’s and Mr. González’s education and prior experience, please refer to page 84 of our Annual Report on Form 20-F for the year ended December 31, 2019 filed with the SEC on April 28, 2020.

Jimmy Zadigue has been appointed as Internal Audit Director, replacing Mr. Alba, reporting directly to the Audit and Corporate Governance Committee. Mr. Zadigue previously occupied this position from May 2011 to February 2019. For additional information on Mr. Zadigue’s education and prior experience, please refer to page 84 of our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the SEC on April 26, 2018.

With these appointments, the Company reiterates its commitment to strengthen its corporate governance and internal audit functions.

The information included does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:

*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations March 2006, Volaris has increased its routes from five to more than 142 and its fleet from four to 84 aircraft. Volaris offers more than 300 daily flight segments on routes that connect 44 cities in Mexico and 20 cities in the United States with one of the youngest fleets in The Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business and leisure travelers in Mexico and in selected destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for eleven consecutive years. For more information, please visit: www.volaris.com

Investor Relations contact: María Elena Rodríguez & Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100